December 19, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street Northeast
Washington, DC 20549

Attn:	Patrick Gilmore, Accounting Branch Chief

Re:	Allot Communications Ltd.

Dear Mr. Gilmore:

We are writing on behalf of our client, Allot Communications Ltd. (the “Company”), in connection with the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Securities and Exchange Commission dated December 11, 2012, related to the Company’s Form 20-F for the year ended December 31, 2011.

Further to the undersigned’s conversation with you, I am writing to confirm that the Company will provide its response to the Comment Letter by no later than January 8, 2013. We appreciate the Staff providing this extension.

Please do not hesitate to contact the undersigned with any questions or comments regarding this letter.

Sincerely,
/s/ Colin Diamond
Colin Diamond

cc:	Nachum Falek, Chief Financial Officer, Allot Communications Ltd. Itamar Rosen, General Counsel, Allot Communications Ltd.